

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 27, 2017

David Allen
Chief Financial Officer
WPCS International Incorporated
521 Railroad Avenue
Suisun City, CA 94585

      Re: WPCS International Incorporated
              Registration Statement on Form S-3
              Filed January 25, 2017
              File No. 333-215729

Dear Mr. Allen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Courtney Lindsay at (202) 551-7237 with any questions.

              Sincerely,

              /s/ Kathleen Krebs, for

              Larry Spirgel
              Assistant Director
              AD Office 11 – Telecommunications

Cc: Robert S. Matlin, Esq.
       Jonathan M. Barron, Esq.
       K&L Gates LLP